Mail Stop 3561

April 18, 2008

Mr. Randall C. Shealy
Chief Financial Officer
1943 North 50th Street
Birmingham, Alabama 35212

      Re: Alabama Aircraft Industries, Inc.
              Form 10-K for the year ended December 31, 2007
              Filed March 31, 2008
              File No. 000-13829

Dear Mr. Shealy:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis

– Results of Operations, page 16

1. We note that although you discuss revenue by segment, your discussion of cost of sales and gross profit is done at a consolidated level. In light of the fact that it appears from Note 15 that the gross profit margin earned by the MCS segment is significantly higher than that earned by the GSS segment, and is material to consolidated gross profit, please revise future filings to discuss cost of sales and gross profit separately for each reporting segment.

Audited Financial Statements

Consolidated Statements of Operations, page 31

2. We note that the statement of operations includes a "net sales" presentation. Please tell us, and revise the notes to the financial statements in future filings to disclose, the nature of any adjustments or allowances that have been recorded as a reduction to revenue. If the amount is material, please separately disclose the amount of the adjustments or allowances in the notes to the financial statements.

3. We note from your statement of operations that the per share amounts for diluted income from discontinued operations and diluted net income appear to be calculated using dilutive securities. Please note that the same number of weighted average common shares used in computing the basic per-share amount for income from continuing operations shall be used in computing the diluted per-share amounts when there is a loss from continuing operations. As a result, no potential common shares shall be included in the computation of any diluted per-share amount, even if you report net income. See paragraphs 15-16 of SFAS No. 128. Please revise future filings accordingly.

Consolidated Statements of Stockholders' Equity, page 32

4. We note that in the year ended December 31, 2007 there is a $6.2 million impact from the sale of PWAS recorded as accumulated other comprehensive income (loss). Please explain to us the nature of this amount and tell us how the amount was calculated or determined.

Consolidated Statements of Cash Flows, page 33

5. We note your presentation of the change in restricted cash as a component of cash flows from operating activities on the statement of cash flows. Please tell us and revise future filings to explain why you believe presentation of changes in restricted cash as a component of operating cash flows is appropriate.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

- Business, page 34

6. We note your disclosure that several events could significantly impact the generation, availability and uses of cash over the next twelve months including whether you sell the subsidiary Space Vector Corporation in 2008. Please tell us if you have committed to a plan of sale and were actively marketing this subsidiary for sale as of December 31, 2007. If so, please tell us why it appears that the assets of this subsidiary have not been presented as held for sale on the balance sheet as of December 31, 2007. See paragraph 30 of SFAS No. 144.

– Revenue Recognition, page 37

7. We note your disclosure that you provide for losses on uncompleted contracts in the period in which management determines that the estimated total costs under the contract will exceed the estimated total contract revenues. Please tell us, and disclose in future filings, how you account for these losses (i.e., element of contract cost or reduction of revenue). Please note that paragraph 88 of SOP 81-1 requires the provision of losses to be shown as additional cost rather than a reduction of revenue. Please advise.

8. We note your disclosure that an amount equal to contract costs attributable to claims is included in revenues when realization is probably and the amount can be reasonably estimated. Please tell us the amount recorded for these claims, and if the amount is material, please revise future filings to disclose the amount and the nature and status of the principal items included in the amount. See Rule 5-02.6(d) of Regulation S-X and paragraph 65 of SOP 81-1.

Note 8. Stock Option Plans, page 44

9. Please revise future filings to include all disclosures required by paragraph A240 of SFAS No. 123R. For example, please disclose
    - As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. See paragraph A240(h).
    - The total intrinsic value of options exercised and exercisable for each year in which an income statement is presented. See paragraph A240(c) and (d).
    - A discussion of the methods used to determine the assumptions used in the option pricing model. See paragraph A240(e)(2).

Item 9A(T). Controls and Procedures, page 63

10. We note from your disclosures in Item 9A(T) and on page 12, that you have determined that the material weakness due to the lack of financial resources remains at December 31, 2007. Please tell us, and disclose in future filings, the impact of this material weakness on the financial reporting and control environment and discuss management's remediation plans. Also, in light of your disclosure on page 12 that it was noted that the CFO had the ability to make journal entries although no entries were made during the year ended December 31, 2006, please tell us whether this same situation existed as of December 31, 2007, or tell us how this issue has been resolved in 2007. Additionally, please revise MD&A in future filings to include a discussion of any identified material weaknesses and management's remediation plan. See December 6, 2004 SEC Staff Speech by Dorsey and Hunsaker at the Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments.

Note 10. Commitments and Contingencies
Environmental Compliance

11. We note the disclosure in Note 10 indicating that in connection with the sale of PWAS, the Company and WAS contracted for the division of any environmental liability that my be required to meet applicable environmental remediation standards at the Company's former Dothan, Alabama facilities. We also note that in the event significant environmental remediation is required, WAS will bear the risk of the first $1.0 million dollars of such losses and the Company will bear the risk of any losses in excess of $1.0 million but not to exceed $2.0 million in the aggregate and that the funds required to meet the Company's obligations have been escrowed over a five-year period. Please tell us and clarify in future filings, how the amounts required to be escrowed in connection with the sale of PWAS were considered in determining the gain recognized in connection with the sale of PWAS.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief